UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Year Ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Transition Period From to

Commission File Number 1-8520
A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

TERRA INDUSTRIES INC. EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
TERRA INDUSTRIES INC.
TERRA CENTRE
600 FOURTH STREET
P.O. BOX 6000
SIOUX CITY, IOWA 51102-6000

REQUIRED INFORMATION
Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included therein as listed in the table of contents below.

(a) Financial Statements	Pages

Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits at December 31, 2005 and 2004	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	3
Notes to Financial Statements	4-7

(b) Supplemental Schedules

Form 5500, Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2005	8

(c) Consent of Independent Registered Public Accounting Firm

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	9

(d) Signatures

Signatures	10
Consent of Independent Registered Public Accounting Firm
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants of and
Administrator of the
Terra Industries Inc. Employees’ Savings and Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Terra Industries Inc. Employees’ Saving and Investment Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
DELOITTE & TOUCHE LLP
Omaha, Nebraska
June 28, 2006

TERRA INDUSTRIES INC.
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004

ASSETS:
Investments (Note E)	$114,588,642	$76,300,522

Receivables:
Securities sold	562,281	105,696

Total assets	115,150,923	76,406,218

LIABILITIES:
Securities purchased	(13,550)	(60,021)

Net assets available for benefits	$115,137,373	$76,346,197

See accompanying notes to the financial statements.

TERRA INDUSTRIES INC.
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

Additions to net assets attributed to:
Investment (loss) income:
Dividends and interest	$738,923	$457,100
Net (depreciation) appreciation in fair value of investments	(1,492,696)	19,161,384

Total investment (loss) income	(753,773)	19,618,484

Contributions:
Employer	1,772,262	1,273,198
Participant	2,737,894	2,663,883

Total contributions	4,510,156	3,937,081

Transfers in from merged plan (Note A)	51,503,850	—

Total	55,260,233	23,555,565

Deductions from net assets attributed to:
Benefit payments	16,386,342	10,314,321
Administrative expenses	82,715	44,432

Total deductions	16,469,057	10,358,753

Net increase	38,791,176	13,196,812

Net assets available for benefits:
Beginning of year	76,346,197	63,149,385

End of year	$115,137,373	$76,346,197

See accompanying notes to the financial statements.

TERRA INDUSTRIES INC.
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

A.	DESCRIPTION OF PLAN

The following description of the Terra Industries Inc. Employees’ Savings and Investment Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan Document for more complete information.

General – The Plan, established January 1, 1984, is a defined contribution plan covering eligible employees of Terra Industries Inc. (“Terra”) and eligible subsidiaries and affiliates (collectively, the “Company”). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and is administered by the Benefits Committee (the “Committee”) of the Company.

Participation – All full-time or part-time employees of the Company (whose customary employment is at least 1,000 hours of service during a twelve month period) are eligible for Plan participation upon hire or any time thereafter. Temporary employees are eligible after completing twelve continuous months of employment that include at least 1,000 hours of service.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings and is charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Contributions – Each year participants may contribute a maximum before-tax and after-tax combined deferral of 25% as defined by the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants direct their contributions into various investment options offered by the Plan. Effective January 1, 2005, highly compensated employees were not eligible to make after-tax contributions.

The Company contributes a matching amount determined by its Board of Directors, equal to 100% of the participants’ contributions up to 3% of their annual compensation, and 60% up to an additional 3% of annual compensation. Fully vested participants may elect to invest the contributions made by the Company into one or more of the available investment options. Employer contributions for participants not fully vested in the Plan are automatically invested in the Terra Industries Inc. Common Stock Fund. The Plan was amended effective January 1, 2005 so that all employees with at least one hour of service on or after January 1, 2005 are fully vested in employer matching contribution balances and all employer matching contributions could be invested in any of the Plan’s investment options at the participant’s discretion.

Employees hired on or after July 1, 2003, employees rehired on or after August 1, 2003, and employees who selected the one-time irrevocable election to stop accruing benefits under the Terra Industries Inc. Employees’ Retirement Plan in exchange for future non-elective contributions receive non-elective contributions from Terra of 3.2% of eligible earnings. Fully vested participants may elect to invest the contributions made by the Company into one or more of the available investment options. Non-elective employer contributions for participants not fully vested in the Plan are automatically invested in the Terra Industries Inc. Common Stock Fund.

The Company may elect to make an additional contribution, subject to certain limitations as defined in the Plan, in such amount as its Board of Directors shall determine. No such additional contributions were made in 2005 or 2004. Employer contributions are reduced by the amount of any participant forfeitures during the period. Participant forfeitures totaled $16,562 and $30,519 in 2005 and 2004, respectively.

Vesting – Participants are immediately fully vested in their contributions and earnings (losses) on their voluntary contributions. During 2004, Plan provisions allowed for employer matching contributions and employer non-elective contributions to vest at a rate of 20% per year, until fully vested after five years of service. Effective January 1, 2005, the Plan was amended so that employer matching contributions vest at 100% for participants with at least one hour of service on or after January 1, 2005. Employer non-elective contributions continue to vest ratably over five years of service.

Participant Loans – Participants may borrow from their individual contribution accounts subject to maximum limitations as defined in the Plan. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a reasonable rate based on the published prime rate. As of December 31, 2005, interest rates on outstanding loans ranged from 6.0% to 11.5%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits – Participants or their beneficiaries are eligible to receive the value of their vested account balance upon the occurrence of one of the following: early or normal retirement; termination of employment; death or total disability.

Plan Mergers – Effective June 30, 2005, net assets totaling $51,503,850 were transferred to and merged into the Plan from the Mississippi Chemical Corporation Thrift Plan Plus (the “MCC Plan”). Participants in the MCC Plan on June 30, 2005 became full participants in the Plan effective July 1, 2005.

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition – The Plans investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Terra Industries Inc. common stock fund is valued at its year-end closing price (comprised of year-end quoted market price plus uninvested cash). Common collective trusts are valued at estimated fair value as determined by the trustee based on the fair value of the underlying assets. Participant loans are valued at cost, which approximates fair value. In accordance with the policy of stating investments at fair value, the net change in realized and unrealized appreciation or depreciation in fair value is included in investment income, which is reflected in the statement of changes in net assets available for benefits. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Investment transactions are recognized on a trade-date basis.

Benefits Payable – The Plan’s policy is to record benefit payments upon distribution of balances to participants. There were no benefits payable as of December 31, 2005 and 2004.

Administrative Expenses – Administrative expenses are comprised of charges relating to routine services provided by the Plan’s trustee and recordkeeping agent and fees associated with the annual audit of the Plan’s financial statements. Administrative expenses are charged directly to related investment funds.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and reported changes in net assets available for benefits during the reporting period. Actual results could differ from these estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

C.	PLAN TERMINATION

Although it has expressed no intent to do so, the Company specifically reserves the right to amend or terminate the Plan or to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

D.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated May 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

E.	INVESTMENTS

The Plan’s investments are held in a bank-administered trust fund. The following table separately identifies investments that represent 5% or more of the Plan’s net assets.

	December 31,
	2005	2004

Investments at Fair Value as Determined by Quoted Market Price

Terra Industries Inc. Common Stock Fund	$9,233,610	$17,607,504

Mutual Funds:
Dodge & Cox Stock Fund	10,173,331	—
American Funds Growth Fund of America	14,979,746	—
Vanguard Wellington Fund	9,572,099	—
ABN AMRO Mid Cap	8,627,756	—
Van Kampen Comstock Fund Class A	—	8,709,608
Wells Fargo Large Company Growth Fund — Institutional Class	—	11,934,010
MFS Series Trust IV — MFS Mid-Cap	—	8,241,815
Lord Abbett Mid Cap Value	—	4,100,781

Investments at Estimated Fair Value

Wells Fargo Collective Stable Return Fund	29,253,462	8,810,274
Wells Fargo Collective/BGI S&P500 Index High Balance	8,849,956	—
During 2005 and 2004, the Plan’s investments, including investments bought, sold and held during the year, (depreciated) appreciated in value as follows:

	Years Ended December 31,
	2005	2004

Net (depreciation) appreciation in fair value of investments:
Investments at Fair Value as Determined by Quoted Market Price
Terra Industries Common Stock Fund	$(5,912,654)	$14,277,896
Mutual funds	2,893,472	4,192,113

Net change in fair value	(3,019,182)	18,470,009

Investments at Estimated Fair Value
Common collective trusts	1,526,486	691,375

Net (depreciation) appreciation in fair value of investments	$(1,492,696)	$19,161,384

F.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include the Terra Industries Inc. Common Stock Fund which holds 1,648,859 shares of Terra Industries Inc. Common Stock with a fair value of $9,233,610 and 245,142 shares of Wells Fargo Short Term Investment plus accrued interest with a fair value of $245,802 at December 31, 2005. At December 31, 2004 it held 1,982,827 shares of Terra Industries Inc. Common Stock with a fair value of $17,607,504 and 458,872 shares of Wells Fargo Short Term Investment plus accrued interest with a fair value of $459,794. Terra Industries Inc. is the Plan sponsor and therefore, these transactions qualify as exempt party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by Wells Fargo. Wells Fargo is the trustee as designated by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

TERRA INDUSTRIES, INC.
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
PN 333
EIN #52-1145429
SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PARTY IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Column B	Column C	Column E

	Description of investment including
Identity of issue, borrower,	collateral, rate of interest, maturity date,	Current
lessor or similar party	par or maturity value	Value

Common collective trusts:
*Wells Fargo	Collective Stable Return — 750,858.886 shares	$29,253,462
*Wells Fargo	Collective/BGI Interm Government/Credit Bond Index — 74,220.952 shares	1,260,272
*Wells Fargo	Bond Index Fund — 5,579.550 shares	138,205
*Wells Fargo	International Equity Index Fund G — 47,814.826 shares	563,737
*Wells Fargo	Large Cap Growth Index Fund G — 69,081.318 shares	521,564
*Wells Fargo	Large Cap Value Index Fund G — 98,850.179 shares	1,136,777
*Wells Fargo	Russell 2000 Index Fund G — 13,503.238 shares	181,078
*Wells Fargo	Collective/BGI S&P 500 Index High Balance — 167,074.880 shares	8,849,956
*Wells Fargo	Short Term Investment Fund — 394,214.270 shares	395,352

Mutual funds:
PIMCO Funds	Total Return Fund — 272,810.482 shares	2,875,301
American Funds	Growth Fund of America — 488,257.685 shares	14,979,746
Vanguard	Vanguard Wellington — 315,390.416 shares	9,572,099
Lord Abbett	Mid-Cap Value — 228,471.965 shares	5,120,057
Dodge & Cox	Stock Fund — 74,138.832 shares	10,173,331
Davis	New York Venture — 10,469.450 shares	352,820
American Funds	Europacific Growth — 99,244.808 shares	4,032,317
ABN AMRO	Mid Cap — 361,447.693 shares	8,627,756
*Wells Fargo	Small Cap Opportunities — 126,035.276 shares	4,140,259

Common stock:
*Terra Industries Inc.	Common stock — 1,648,859.000 shares	9,233,610

Loans:
*Loans to Participants	Principal balance of $3,180,943 bearing interest rates ranging from 6.00% to 11.50% and maturing from January 2006 to June 2035	3,180,943

		$114,588,642

*	Party-In-Interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Terra Industries Inc. Employee Benefit Committee have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TERRA INDUSTRIES INC. EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
Date: June 29, 2006	By:	/s/ FRANCIS G. MEYER
Francis G. Meyer, Senior Vice President
and Chief Financial Officer